FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

(RELEVANT FACT)

ENDESA, Sociedad Anónima
(ENDESA)
Extraordinary General Shareholders’ Meeting

On August 3, 2007, the Board of Directors of the Company resolved to convene the Extraordinary General Shareholders’ Meeting, to be held in Madrid, in to be held in Madrid, at Pavilion 9 of the Parque Ferial Juan Carlos I (IFEMA) on September 25, 2007 at 11:00a.m. at first call. In the event that the General Meeting cannot be held at first call because the necessary quorum is not achieved, it will be held in the same place and at the same time on September 26, 2007, at second call. (It is foreseeable, in consideration of the Company’s present shareholder structure, that the Meeting will indeed be held at first call), in accordance with the following

AGENDA

ONE.  Amendment of article 32 of the Corporate Bylaws (Limitation of voting rights).

TWO.  Amendment of article 37 of the Corporate Bylaws (Number and types of Directors).

THREE.  Amendment of article 38 of the Corporate Bylaws (Term of office of Director).

FOUR.  Amendment of article 42 of the Corporate Bylaws (Incompatibilities of Directors).

FIVE.  Authorization to the Board of Directors for the execution and implementation may be, of the resolutions adopted by the General Meeting, as well as to substitute the authorities it receives from the General meeting, and granting of authorities for processing the said resolutions as a public instrument, registration thereof and, as the case may be, correction thereof.

ATTENDANCE PREMIUM

Shareholders who participate in any form at the Extraordinary General Meeting, whether directly, by proxy, or by long-distance voting, shall be entitled to receive an ATTENDANCE PREMIUM of fifteen euro cents gross per share (0.15 euros gross per share), to be paid through the member entities of the clearinghouse Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (IBERCLEAR).

Madrid, August 3, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: August 6, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations